EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Sonoma Valley Bancorp (the ACompany®) on Form 10-Q/A for the period ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the AReport®), we, Sean C. Cutting, Chief Executive Officer and Mary Dieter Smith, Chief Financial Officer, of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2010   /s/Sean C. Cutting
                                                                                      Sean C. Cutting
                                                                                        President and Chief Executive Officer
                                                                                      (Principal Executive Officer)

Dated: March 30, 2010   /s/Mary Dieter Smith
                                                                                      Mary Dieter Smith
                                                                                        Executive Vice President and Chief Financial Officer
                                                                                        (Principal Financial Officer and Principal Accounting
                                                                                           Officer)